SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

         _X_ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)

         For the fiscal year ended  DECEMBER 31, 1999
                                    -----------------

                                       Or

         [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (NO FEE REQUIRED)

         For the transition period from _________________ to _________________

         Commission file number:  1-11794
                                 --------



         A. Full title of the plan and the address of the plan, if different from that of the issuer named below EWB RETIREMENT PLAN


         B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office E.W. BLANCH HOLDINGS, INC., 500 N. AKARD, DALLAS, TEXAS 75201

                                   SIGNATURES


     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          EWB Retirement Plan
                                          --------------------------------------
                                                      (Name of Plan)

Date  JUNE 22, 2000                    By /s/ Susan B. Wollenberg
     ---------------------------          --------------------------------------
                                                       (Signature)

                                              Susan B. Wollenberg
                                          --------------------------------------
                                                       (Print Name)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
EWB RETIREMENT PLAN
AS OF DECEMBER 31, 1999 AND 1998 AND FOR THE YEAR ENDED DECEMBER 31, 1999 WITH REPORT OF INDEPENDENT AUDITORS

                               EWB RETIREMENT PLAN

                 Financial Statements and Supplemental Schedules


                      As of December 31, 1999 and 1998 and
                      for the year ended December 31, 1999



                                    CONTENTS

Report of Independent Auditors.................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits................................2
Statement of Changes in Net Assets Available for Benefits......................3
Notes to Financial Statements..................................................4


Supplemental Schedules

Schedule H; Line 4i - Schedule of Assets Held for Investment Purposes
   at End of Year.............................................................10
Schedule H; Line 4j - Schedule of Reportable Transactions.....................17

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
EWB Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the EWB Retirement Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999, and reportable transactions for the year ended December 31, 1999 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       /s/ Ernst & Young LLP

Dallas, Texas
June 2, 2000

                               EWB RETIREMENT PLAN

                 Statements of Net Assets Available for Benefits


                                                              DECEMBER 31,
                                                          1999             1998
                                                     -------------------------------
ASSETS
Cash                                                  $      1,954     $        684
Investments, at fair value                              59,316,656       42,317,343
                                                     -------------------------------
                                                        59,318,610       42,318,027

Receivables:
   Company contributions                                 2,184,724        2,131,823
   Interest and dividends receivable                           467               --
                                                     -------------------------------
                                                         2,185,191        2,131,823
                                                     -------------------------------
Net assets available for benefits                     $ 61,503,801     $ 44,449,850
                                                     ===============================


SEE ACCOMPANYING NOTES.

                               EWB RETIREMENT PLAN

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1999


ADDITIONS
   Investment income:
     Net appreciation in fair value of investments                 $ 14,898,985
     Interest and dividends                                             632,784
                                                                   ------------
                                                                     15,531,769
   Contributions:
     Participant                                                      2,569,214
     Rollover                                                           566,096
     Company                                                          2,124,112
                                                                   ------------
                                                                      5,259,422
                                                                   ------------
Total additions                                                      20,791,191

DEDUCTIONS
   Benefit payments                                                   3,690,262
   Administrative expenses                                               46,978
                                                                   ------------
Total deductions                                                      3,737,240
                                                                   ------------

Net increase                                                         17,053,951

Net assets available for benefits at beginning of year               44,449,850
                                                                   ------------
Net assets available for benefits at end of year                   $ 61,503,801
                                                                   ============


SEE ACCOMPANYING NOTES.

                               EWB RETIREMENT PLAN

                          Notes to Financial Statements

                                December 31, 1999


1. DESCRIPTION OF THE PLAN

The following description of the EWB Retirement Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan which was established in September 1985 by E.W. Blanch Holdings, Inc. (the Company). An employee becomes eligible to participate in the Plan on the first day of the calendar quarter following his or her employment date, provided employment has not been terminated prior to such date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 14% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company may make an annual discretionary contribution to all eligible participants' accounts equal to a percentage of total base earnings, as defined by the Plan. The Company may also direct the trustee to invest a percentage of the Company contribution in the restricted portion of the Company Stock Fund (Restricted Stock Fund), which is restricted from reallocation to other funds until after two full calendar quarters following the quarter in which the funds are contributed. The remainder of the Company contribution is allocated based on the participants' current investment elections in effect when the contribution is made. During 1999, the Company elected to contribute 7.5% of base earnings to all eligible participants and allocated 25% of the contribution to the Restricted Stock Fund. An employee must complete a year of service, as defined, during each Plan year and be employed on the last day of the Plan year to receive a discretionary Company contribution, if declared.

                               EWB RETIREMENT PLAN

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company discretionary contribution, if any, and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated employees' nonvested accounts are used to reduce future Company contributions. As of December 31, 1999 and 1998, total forfeitures remaining unallocated were $235,659 and $59,747, respectively. Nonvested accounts forfeited during 1999 totaled $91,632. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of each participant's account plus actual earnings thereon occurs over a three year period, provided that the participant is credited with at least 1,000 hours of continuous service in each Plan year.

INVESTMENT OPTIONS

Other than the amount of any discretionary Company contributions initially directed to the Restricted Stock Fund, participants may direct daily 100% of all other Company contributions, if any, and their participant contributions to any of the Plan's fund options and the Restricted Stock Fund. The participants' contributions to the Restricted Stock Fund are restricted from reallocation to other funds until after two full calendar quarters following the quarter in which the funds are contributed. Participants may also elect to direct such amounts to a self-directed investment fund option in a Charles Schwab Personal Choice Retirement Account, subject to certain restrictions.

                               EWB RETIREMENT PLAN

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS

Participants may borrow from their fund accounts an amount not to exceed 50% of the previous quarter's vested account balance up to a maximum of $50,000. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loans must be repaid within five years through either payroll deductions of principal and interest or through direct remittance of the outstanding balance by the borrowing participant. Loans are secured by the balance in the participant's account and bear interest at rates comparable to rates charged by persons in the business of lending money (8.75% to 10% in 1999).

PAYMENT OF BENEFITS

Upon termination of service, disability, or retirement, a participant will receive a lump-sum amount equal to the vested value of his or her account if the balance does not exceed $5,000. If the account balance is $5,000 or greater, the participant may receive a lump sum amount equal to the vested value of his or her account, or may leave the account in the Plan no longer than mandatory distribution age. In the case of retirement, the distribution may be delayed until some time after normal retirement age. In the event of death, the distribution will be made to a named beneficiary.

Prior to 1997, participants could invest in life insurance policies. Payments made by the trustee for premiums on such policies shall be considered to be distributions from the participant's account. The cash surrender value of these allocated insurance contracts is excluded from the net assets of the Plan.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                               EWB RETIREMENT PLAN

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The assets of the Plan are held by UMB Bank (UMB), the trustee of the Plan, American Century, a custodian of the Plan through an agency agreement with UMB, and Charles Schwab & Co. Inc., a custodian of the Plan.

The Plan's investments are stated at fair value, or cost, which approximates fair market value, if there is no active market, unless otherwise mentioned below. Investments in common stocks, U.S. government securities and corporate obligations are valued at quoted market prices. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fair value of the common collective trust is determined by the trustee based on the fair market value of the underlying assets in the trust. Money market funds are valued at cost, which approximates fair value. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

ADMINISTRATION OF THE PLAN

The Company is the plan administrator. All expenses of administering the Plan may be paid out of the Plan unless paid by the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                               EWB RETIREMENT PLAN

2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

RECLASSIFICATION

Certain 1998 financial statement amounts have been reclassified to conform to the 1999 presentation.

3. INVESTMENTS

During 1999 the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as follows:

                                                          NET APPRECIATION IN
                                                             FAIR VALUE OF
                                                              INVESTMENTS
                                                          -------------------

Shares of registered investment companies                    $  10,493,758
Common stocks                                                    4,291,427
Common collective trust                                            113,800
                                                             -------------
Total                                                        $  14,898,985
                                                             =============

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                         DECEMBER 31,
                                                     1999            1998
                                                -----------------------------

American Century Ultra Fund                     $  5,683,703     $         --
American Century Balanced Fund                     4,574,175        3,876,337
Barclays Global Investors S&P 500
  Stock Fund                                       5,655,637               --
Janus Fund                                        12,115,378        8,006,973
Company common stock                              14,097,055       10,864,014
American Century International Growth Fund                --        2,560,331
Putnam New Opportunities Fund                             --        8,155,060

                               EWB RETIREMENT PLAN

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the components of the changes in net assets relating to the nonparticipant-directed Company common stock is as follows:

                                                  DECEMBER 31,
                                              1999            1998
                                         ------------------------------

Net assets:
  Company common stock                   $    76,440      $     68,718

                                                            YEAR ENDED
                                                           DECEMBER 31,
                                                               1999
                                                          -------------

Changes in net assets:
  Contributions                                           $  1,559,625
  Interest and dividends                                        16,633
  Net appreciation in fair value                                17,467
  Distributions to participants                                (28,928)
  Interfund transfers                                       (1,557,075)
                                                          ------------
Net change                                                $      7,722
                                                          ============

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 19, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

                               EWB RETIREMENT PLAN

                  Schedule H; Line 4i - Schedule of Assets Held
                     for Investment Purposes at End of Year

                                 EIN: 41-1741779
                                   Plan #: 001

                                December 31, 1999

                                                                 (c)
                         (b)                    DESCRIPTION OF INVESTMENTS, INCLUDING                             (e)
             IDENTITY OF ISSUE, BORROWER,          MATURITY DATE, RATE OF INTEREST,             (d)             CURRENT
  (a)         LESSOR, OR SIMILAR PARTY            COLLATERAL, PAR, OR MATURITY VALUE           COST              VALUE
---------------------------------------------------------------------------------------------------------------------------
       Registered Investment Companies:
   *      American Century                     Ultra Fund                                   $        **       $  5,683,703
   *      American Century                     Balanced Fund                                         **          4,574,175
   *      American Century                     Value Fund                                            **          1,748,038
   *      American Century                     International Growth Fund                             **          3,055,012
   *      American Century                     International Discovery Fund                          **                 86
   *      American Century                     Premium Bond Fund                                     **            600,562
   *      Barclays Global Investors            S&P 500 Stock Fund                                    **          5,655,637
   *      UMB                                  Scout Prime I - Money Market Fund                     **             93,059
          Lord Abbett                          Developing Growth Fund                                **          2,502,975
          Janus                                Janus Fund                                            **         12,115,378
                                                                                         ----------------------------------
       Total Registered Investment Companies                                                                    36,028,625

       Common Collective Trust:
   *      American Century                     Stable Asset Fund                                     **          2,025,906

       Common Stock:
   *      E.W. Blanch Holdings, Inc.***        230,156 shares                                 5,769,638         14,097,055

       Registered Investment Companies
          (self-directed):
   *        American Century                   International Discovery Fund                          **             40,467
            American Funds                     Capital Income Builder Fund                           **             79,644
            Fremont Funds                      US Microcap Fund                                      **              7,736
            Gabelli Funds                      Gold Fund                                             **             16,770
            Gabelli Funds                      Growth Fund                                           **             63,165
            Harbor Funds                       Capital Appreciation Fund                             **             87,163
            Janus                              Mercury Fund                                          **            133,834
            Janus                              Enterprise Fund                                       **             19,244

*  Party-in-interest
** Cost information is not required for participant directed investments. ***Amount includes participant directed and non-participant directed amounts.

                               EWB RETIREMENT PLAN

                  Schedule H; Line 4i - Schedule of Assets Held
               for Investment Purposes at End of Year (continued)

                                 EIN: 41-1741779
                                   Plan #: 001

                                December 31, 1999

                                                                          (c)
                             (b)                         DESCRIPTION OF INVESTMENTS, INCLUDING                          (e)
                IDENTITY OF ISSUE, BORROWER,                MATURITY DATE, RATE OF INTEREST,           (d)            CURRENT
 (a)              LESSOR, OR SIMILAR PARTY                 COLLATERAL, PAR, OR MATURITY VALUE          COST            VALUE
--------------------------------------------------------------------------------------------------------------------------------
      Registered Investment Companies
         (self-directed) (continued):
          Franklin Group of Funds                      Mutual Beacon Fund - Class Z                 $      **       $   167,817
          RS Funds                                     Emerging Growth Fund                                **            43,837
   *      Schwab Funds                                 Money Market Fund                                   **           717,755
   *      Schwab Funds                                 Value Advantage Money Fund                          **           206,727
          Sound Shore Fund                             Sound Shore Fund                                    **            88,170
          Vanguard Group                               Primecap Fund                                       **           332,346
          Vanguard Group                               Capital Opportunity Fund                            **           135,790
                                                                                                 -------------------------------
      Total Registered Investment Companies
         (self-directed)                                                                                              2,140,465

      Corporate obligations (self-directed):
         BellSouth                                     7.625%, due 5/15/35                                 **           193,000

      Common Stocks (self-directed):
         ADC Telecommunications                        160 shares                                          **            11,610
         AT&T Corporation                              603.9637 shares                                     **            30,689
         Abercrombie & Fitch                           150 shares                                          **             4,003
         Alliance World Dlr Govt II                    4,500 shares                                        **            37,406
         Amazon.com, Inc.                              1,000 shares                                        **            76,125
         America Online, Inc.                          2,400 shares                                        **           182,100
         American Express Company                      1,075 shares                                        **           178,719
         American International Group, Inc.            62 shares                                           **             6,704
         Amgen Incorporated                            2,800 shares                                        **           168,175
         Analysts International Corp.                  300 shares                                          **             3,750
         Applied Materials, Inc.                       200 shares                                          **            25,338
         Arcadia Financial Ltd.                        1,000 shares                                        **             4,438
         Arizona Home Holdings, Inc.                   25,000 shares                                       **            25,000
         Avax Technologies, Inc.                       500 shares                                          **             3,297

* Party-in-interest
**Cost information is not required for participant directed investments.

                               EWB RETIREMENT PLAN

                  Schedule H; Line 4i - Schedule of Assets Held
               for Investment Purposes at End of Year (continued)

                                 EIN: 41-1741779
                                   Plan#: 001

                                December 31, 1999

                                                                          (c)
                             (b)                         DESCRIPTION OF INVESTMENTS, INCLUDING                        (e)
                IDENTITY OF ISSUE, BORROWER,                MATURITY DATE, RATE OF INTEREST,           (d)          CURRENT
 (a)              LESSOR, OR SIMILAR PARTY                 COLLATERAL, PAR, OR MATURITY VALUE          COST          VALUE
------------------------------------------------------------------------------------------------------------------------------
      Common Stocks (self-directed)
        (continued):
           Bell Atlantic Corp.                         100 shares                                   $      **     $     6,156
           Berkshire Hthwy Cl A, 1/10                  20 shares                                           **         112,200
           Boeing Co.                                  205.0356 shares                                     **           8,496
           Borders Group                               3,000 shares                                        **          48,750
           CVS Corp.                                   135 shares                                          **           5,383
           Chase Manhattan Corp.                       75 shares                                           **           5,827
           Cisco Systems, Inc.                         300 shares                                          **          32,138
           Citigroup, Inc.                             150 shares                                          **           8,353
           Compaq Computer Corp.                       977.0043 shares                                     **          26,440
           Cosmoz.com Inc.                             2,000 shares                                        **           2,250
           Dayton-Hudson Corp.                         100 shares                                          **           7,344
           Dell Computer Corp.                         235 shares                                          **          11,985
           Disney Walt Holding Co.                     1,700 shares                                        **          49,725
           Dupont E I De Nemour & Co.                  404.7325 shares                                     **          26,662
           Duraswitch Industries                       1,000 shares                                        **           6,750
           Eastman Chemical Co.                        56 shares                                           **           2,671
           EMC Corp.                                   525 shares                                          **          57,356
           E Toys                                      500 shares                                          **          13,125
           E-Trade                                     400 shares                                          **          10,450
           Empyrean Bioscience                         120,000 shares                                      **          64,800
           Equus II, Inc.                              4,277.2291 shares                                   **          44,109
           FDX Corporation                             125 shares                                          **           5,117
           Fannie Mae                                  100 shares                                          **           6,244
           Freddie Mac                                 100 shares                                          **           4,706
           Funco, Inc.                                 400 shares                                          **           4,475
           G&K Services, Inc.                          1,300 shares                                        **          42,088
           GAP, Inc.                                   150 shares                                          **           6,900
           General Electric Company                    476.9211 shares                                     **          73,804

**Cost information is not required for participant directed investments.

                               EWB RETIREMENT PLAN

                  Schedule H; Line 4i - Schedule of Assets Held
               for Investment Purposes at End of Year (continued)

                                 EIN: 41-1741779
                                   Plan #: 001

                                December 31, 1999

                                                                          (c)
                             (b)                         DESCRIPTION OF INVESTMENTS, INCLUDING
                IDENTITY OF ISSUE, BORROWER,                MATURITY DATE, RATE OF INTEREST,           (d)              (e)
 (a)              LESSOR, OR SIMILAR PARTY                 COLLATERAL, PAR, OR MATURITY VALUE          COST        CURRENT VALUE
--------------------------------------------------------------------------------------------------------------------------------
      Common Stocks (self-directed)
        (continued):
           GIC Global Entertainment                    1,000 shares                                 $       **       $      160
           Goodyear Tire & Rubber                      300 shares                                           **            8,419
           Guidant Corp.                               200 shares                                           **            9,400
           Halliburton Co. Holding Co.                 200 shares                                           **            8,050
           Hewlett-Packard Company                     1202.7483 shares                                     **          136,813
           Home Depot                                  150 shares                                           **           10,313
           Honeywell Incorporated                      937 shares                                           **           54,053
           ISB Financial Corporation                   300 shares                                           **            4,125
           Intel Corporation                           500.3122 shares                                      **           41,182
           IBM                                         40 shares                                            **            4,315
           Johnson & Johnson                           1,075 shares                                         **          100,244
           Kimberly Clark Corporation                  125 shares                                           **            8,180
           Kroger Company                              300 shares                                           **            5,663
           Life Medical Sciences                       9,500 shares                                         **            3,563
           Lucent Technologies, Inc.                   100 shares                                           **            7,500
           MCI Worldcom, Inc.                          2,250 shares                                         **          119,391
           MFN Financial Corporation                   2 shares                                             **               13
           McDonald's Corporation                      1,200 shares                                         **           48,375
           Medtronic, Inc.                             2,550 shares                                         **           92,916
           Merck & Co., Inc.                           75 shares                                            **            5,039
           Merrill Lynch & Co., Inc.                   75 shares                                            **            6,248
           Merrill Lynch NIKKEI Index                  225 Market Index, due 2/14/02                        **          105,875
           Micro Therapeutics                          1,000 shares                                         **            7,688
           MicroSoft Corporation                       700 shares                                           **           81,725
           Minnesota Mining & Mfg.                     300 shares                                           **           29,362
           Motorola Incorporated                       200 shares                                           **           29,450
           Multex.com, Inc.                            200 shares                                           **            7,525
           Newell Rubermaid, Inc.                      300 shares                                           **            8,700

**Cost information is not required for participant directed investments.

                               EWB RETIREMENT PLAN

                  Schedule H; Line 4i - Schedule of Assets Held
               for Investment Purposes at End of Year (continued)

                                 EIN: 41-1741779
                                   Plan #: 001

                                December 31, 1999

                                                                            (c)
                              (b)                          DESCRIPTION OF INVESTMENTS, INCLUDING
                  IDENTITY OF ISSUE, BORROWER,                MATURITY DATE, RATE OF INTEREST,         (d)             (e)
 (a)                LESSOR, OR SIMILAR PARTY                 COLLATERAL, PAR, OR MATURITY VALUE        COST       CURRENT VALUE
-------------------------------------------------------------------------------------------------------------------------------
      Common Stocks (self-directed)
        (continued):
           Nextel Communications                          175 shares                                $       **      $   18,047
           Nokia Corporation                              100 shares                                        **          19,106
           Nortel Networks Corporation                    200 shares                                        **          20,200
           Northern States Power Company                  200 shares                                        **           3,900
           Oracle Corporation                             200 shares                                        **          22,412
           PE Corp. - Celera Genomics                     300 shares                                        **          44,700
           Pepsico Incorporated                           200.4039 shares                                   **           7,064
           Petroleum & Resources CP                       398.6934 shares                                   **          12,858
           Pfizer, Inc.                                   63 shares                                         **           2,043
           Philip Morris Cos. Inc.                        402.1647 shares                                   **           9,250
           Progressive Corporation                        100 shares                                        **           7,312
           Qwest Communications International,
             Inc.                                         150 shares                                        **           6,450
           R&B Falcon Corporation                         850 shares                                        **          11,262
           Reliance Group Holdings                        1,000 shares                                      **           6,625
           Safeway, Inc.                                  200 shares                                        **           7,150
           St. Paul Companies, Inc.                       200 shares                                        **           6,738
           Schlumberger Ltd.                              400 shares                                        **          22,450
           Shell Trans & Trdg                             200 shares                                        **           9,800
           Staples, Inc.                                  200 shares                                        **           4,150
           Starbase Corporation                           11,700 shares                                     **         127,968
           Starnet Communications International,
             Inc.                                         12,500 shares                                     **          30,079
           Sun Microsystems Inc.                          600 shares                                        **          46,463
           Sunbeam Corporation                            1,000 shares                                      **           4,187
           Texaco Incorporated                            100 shares                                        **           5,431
           Tianrong Building Materials                    2,500 shares                                      **             575
           Tianrong Building Materials RTFXX              625 shares                                        **           1,289
           Time Warner, Inc.                              100 shares                                        **           7,231

**Cost information is not required for participant directed investments.

                               EWB RETIREMENT PLAN

                  Schedule H; Line 4i - Schedule of Assets Held
               for Investment Purposes at End of Year (continued)

                                 EIN: 41-1741779
                                   Plan #: 001

                                December 31, 1999

                                                                          (c)
                             (b)                         DESCRIPTION OF INVESTMENTS, INCLUDING
                IDENTITY OF ISSUE, BORROWER,                MATURITY DATE, RATE OF INTEREST,           (d)               (e)
 (a)              LESSOR, OR SIMILAR PARTY                 COLLATERAL, PAR, OR MATURITY VALUE          COST         CURRENT VALUE
---------------------------------------------------------------------------------------------------------------------------------
      Common Stocks (self-directed)
        (continued):
           Tower Automotive, Inc.                      400 shares                                   $       **       $     6,175
           Transocean Sedco Forex                      76 shares                                            **             2,560
           Tyco International Ltd.                     750 shares                                           **            29,250
           USA Networks, Inc.                          400 shares                                           **            22,100
           USWeb Corporation                           200 shares                                           **             8,888
           US BanCorp                                  400 shares                                           **             9,525
           Wal-Mart Stores Inc.                        1,750 shares                                         **           120,969
           Warner Lambert Company                      275 shares                                           **            22,532
           Washington Federal Inc.                     110 shares                                           **             2,172
           Wells Fargo & Co.                           200 shares                                           **             8,087
           Xybernaut Corporation                       1,000 shares                                         **             5,375
                                                                                                 --------------------------------
       Total Common Stocks (self-directed)                                                                             3,098,318

       Options (self-directed):
          America Online, Inc.                                             4                                **           (4,150)
          Applied Materials, Inc.                                          2                                **          (13,325)
          Compaq Computers                                                 4                                **              (25)
          Cisco Systems, Inc.                                              2                                **             (313)
          DuPont De Nemour                                                 3                                **              (56)
          EMC Corp.                                                        4                                **           (8,000)
          E-Trade                                                          4                                **             (325)
          Goodyear Tire                                                    3                                **             (356)
          Intel Corp.                                                      4                                **             (200)
          MCI Worldcom, Inc.                                               2                                **             (113)
          Motorola, Inc.                                                   2                                **           (6,700)
          Schlumberger Ltd.                                                2                                **              (25)
          Sun Microsystems                                                 4                                **           (6,250)
                                                                                                 --------------------------------
       Total Options (self-directed)                                                                                    (39,838)

**Cost information is not required for participant directed investments.

                               EWB RETIREMENT PLAN

                  Schedule H; Line 4i - Schedule of Assets Held
               for Investment Purposes at End of Year (continued)

                                 EIN: 41-1741779
                                   Plan #: 001

                                December 31, 1999

                                                                          (c)
                             (b)                         DESCRIPTION OF INVESTMENTS, INCLUDING
                IDENTITY OF ISSUE, BORROWER,                MATURITY DATE, RATE OF INTEREST,           (d)                (e)
 (a)              LESSOR, OR SIMILAR PARTY                 COLLATERAL, PAR, OR MATURITY VALUE          COST          CURRENT VALUE
----------------------------------------------------------------------------------------------------------------------------------
       U.S. Government Securities (self-
          directed):
            Treasury Bond                              250,000, Series J, 13.875%, due
                                                         5/15/11                                    $        **     $     161,125
            Treasury Note                              100,000, 5.375%, due 1/31/00                          **           100,031
                                                                                                 ---------------------------------
       Total U.S. Government Securities (self-
         directed)                                                                                                        261,156

       International Equity (self-directed):
          American Funds                               Capital World Growth & Income Fund                    **           101,227
          American Funds                               Europacific Growth Fund                               **           217,322
          Chile Fund Inc.                              Chile Fund Inc.                                       **             2,250
          India Growth Fund Inc.                       India Growth Fund Inc.                                **             1,525
          Janus                                        Worldwide Fund                                        **           359,601
          Korea Fund Incorporated                      Korea Fund Incorporated                               **            13,889
          Pakistan Investment Fund                     Pakistan Investment Fund                              **             1,950
          Thai Fund                                    Thai Fund                                             **             2,344
                                                                                                 ---------------------------------
       Total International Equity (self-directed)                                                                         700,108

       Participant loans:
          Promissory notes due the EWB
            Retirement Plan                            Interest rates ranging from 8.75%
                                                         to 10%                                              **           811,861
                                                                                                 ---------------------------------
       Total                                                                                        $ 5,769,638     $  59,316,656
                                                                                                 =================================

**Cost information is not required for participant directed investments.

                               EWB RETIREMENT PLAN

            Schedule H; Line 4j - Schedule of Reportable Transactions

                                 EIN: 41-1741779
                                   Plan #: 001

                          Year ended December 31, 1999

                                                                                                    (h)
                                                                                               CURRENT VALUE
                (a)                        (b)            (c)           (d)            (g)      OF ASSET ON       (i)
            IDENTITY OF                DESCRIPTION      PURCHASE      SELLING       COST OF     TRANSACTION     NET GAIN
           PARTY INVOLVED               OF ASSETS        PRICE         PRICE         ASSETS         DATE       OR (LOSS)
---------------------------------------------------------------------------------------------------------------------------
Category (iii)--series of transaction in excess of 5 percent of plan assets
---------------------------------------------------------------------------
E.W. Blanch Holdings, Inc.          Common Stock        $ 1,649,393   $        --   $ 1,649,393   $ 1,649,393   $        --

                                                                 --     1,634,670     1,610,986     1,634,670        23,684

Note: Sections (e) and (f) are not applicable. There were no category (i),(ii), or (iv) transactions for 1999.

                                  EXHIBIT INDEX



Exhibit 23         Consent of Ernst & Young LLP, Independent Auditors